mwe.com

August 19, 2019

VIA EDGAR AND
FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted May 20, 2019 CIK No. 0001725882

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 28, 2019, relating to the above referenced Amendment No. 5 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on May 20, 2019 (“Amendment No. 5”).

Concurrent with the submission of this letter, the Company is filing via EDGAR the Registration Statement on Form F-1 (the “Form F-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form F-1, marked to show changes from Amendment No. 5.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form F-1.

General

1.	It appears from your revisions to Section 4 of Exhibit B of the Form of INX Token Purchase Agreement and in your prospectus that the ability to use INX Tokens as a portion of the collateral deposited with the INX Securities trading platform are no longer terms of the INX Tokens themselves. Accordingly, please make conforming revisions to your disclosures on pages 19, 102 and F-7, or advise.

Response: In response to the Staff’s comment, we confirm that the ability to use INX Tokens as a portion of the collateral deposited with the INX Securities trading platform is no longer a right of the INX Token. Accordingly, we have made conforming revisions to our disclosure on page 19 of the “Risk Factor – Our ability to develop INX Trading Solutions faces operational, technological and regulatory challenges and we may not be able to develop the INX Trading Solutions as contemplated or at all” section, page 103 of the “Description of INX Tokens – INX Token Purchase Agreement; Enforcement of INX Token Holders’ Rights” and page F-7 of the Notes to Consolidated Financial Statements.

Prospectus Summary

Industry Overview

Background & Current Market

Markets for Blockchain Assets and ICOs, page 4

2.	We note your revisions on page 17 in response to comment 15 that artificial or non-economic blockchain asset trading activity has been reported and, if true, this trading could inflate blockchain asset trading prices. Please also revise to address these reports when discussing the global market capitalization of blockchain assets in order to balance your disclosure and provide necessary context to investors.

Response: In response to the Staff’s comment, we have revised our description of the global market capitalization of blockchain assets on page 5 of “Prospectus Summary – Background & Current Market – Markets for Blockchain Assets and ICOs” section and page 54 of “Business – Background & Current Market – Markets for Blockchain Assets and ICOs” section to address reports of artificial or non-economic blockchain asset trading activity and, the potential effect of such trading on the trading prices of blockchain assets.

Management’s Discussion and Analysis of Financial Condition and Results, page 45

3.	We note your subsequent event disclosure in Note 10 on page F-28. Please revise your MD&A where appropriate to discuss the timing (when the change will be effective) and the potential impacts of the change in the Adjusted Operating Cash Flow distribution rate which was increased from 20% to 40% per year upon the token liability and related expense when the change becomes effective.

Response: In response to the Staff’s comment, we have added the following underlined disclosure on page 47 of the “Management’s Discussion and Analysis of Financial Condition and Results” section of the Registration Statement:

Financial liabilities at fair value through profit or loss - INX Token liability:

Our balance sheet as of December 31, 2018 includes a financial liability for INX Token holders in the amount of $411,000. As currently there is no trading market for the INX Token, we determined its fair value based on a valuation derived from a third-party transaction (see further details in Note 3 in the financial statements). Changes in fair value of the INX Token liability are recorded in profit or loss in our consolidated statements of comprehensive loss.

A key input used in the fair value valuation includes an underlying comparison of the shareholder’s and INX Token holder’s 80:20 participation rights in the Company’s earning distribution. In May 2019, our Board of Directors approved an amendment to the INX Token rights which included among other changes an increase of the INX Token holder’s distribution rate from 20% to 40% per year. As a result of this change, the INX Token’s fair value will approximately double. Accordingly, the amount of the INX Token liability as measured immediately prior to the change will increase to approximately double its amount, and the resulting increase will be recorded as a financial expense (unrealized loss). This amendment remains subject to the approval of our shareholders, which we expect to obtain prior to the effectiveness of the registration statement.

4.	It appears that the INX Token Purchase Agreement was modified in 2019 to, in part (1) prohibit distributions not made from Distributable Profit and (2) exclude any profits or losses arising from the fair value adjustment of INX Token and derivative liabilities from the definition of Distributable Profit. Please address the following with respect to these modifications:

●	Tell us whether you consider the modifications to be a substantive change to the original agreement or a clarification of what you believed to already be contractually required;

Response: We believe that the modifications to the language of the form of the INX Token Purchase Agreement clarify, without substantively changing, what is required under the INX Token Purchase Agreement and Gibraltar Companies Act 2014.

As stated on page 91 of the “Description of Our Memorandum and Articles of Association – Dividend and Liquidation Rights” section of the Form F-1 and in our response to your Comment #26 in our letter dated May 20, 2019, under the Companies Act and the Company’s Articles of Association, dividends may not be paid otherwise than out of the Company’s distributable profits. Distributable profits and reserves of a company are limited to income and profits arising from the business of the company. The Company does not consider the cash proceeds raised by the Company from a capital raise, such as the sale of INX Tokens in this offering, or the profits or losses arising from the fair value adjustment of INX Tokens and derivative liabilities to be distributable profits under the Companies Act and the Company’s Articles of Association. Therefore, the Company will not consider these amounts when calculating distributable profits from which it may pay dividends.

●	Explain to us whether the changes to the latest INX Token Purchase Agreements and INX Token rights will apply retrospectively to previously issued INX Tokens;

Response: The changes that are reflected in the latest form of the INX Token Purchase Agreement will apply to previously issued INX Tokens. As stated in our response to your Comment #32 in the letter dated July 11, 2018 and again in our response to your Comment #28 in the letter dated November 1, 2018, the subscription agreements for previously issued Tokens allow the Company to determine the terms of the INX Tokens prior to the commencement of a public offering. In other words, the Company intended, and previous purchasers of INX Tokens understood, that the currently outstanding INX Tokens would have the same terms and conditions as the INX Tokens to be issued in this offering. Thus, changes to the INX Token Purchase Agreement and the rights of the INX Tokens will apply to previously issued INX Tokens upon commencement of this offering.

●	Tell us whether the consent of all equity holders is required in order for the changes to the INX Token Purchase Agreement and INX Token rights to become effective;

Response: As stated on page 103 of the “Description of INX Tokens – INX Token Purchase Agreement; Enforcement of INX Token Holders’ Rights” section of the Form F-1 and in our response to your Comment #28 in our letter dated March 6, 2019, the rights of the INX Tokens are set forth as a contractual right in each INX Token Purchase Agreement. Under Gibraltar law, the directors of the Company can bind the Company to the terms of contracts, such as the INX Token Purchase Agreement, and the Company is not required to obtain the consent of the holders of its Ordinary shares or any other equity holders in order to enter into such contractual arrangements. However, our board has determined that, prior to the commencement of this offering, it will seek the approval of the shareholders of the Company with regard to the modifications to the INX Token Purchase Agreement, in conjunction with the shareholder’s approval of amended Articles of Association of the Company and certain related party transactions.

●	Clarify whether the terms and provisions that affect distributions in the INX Token Purchase Agreement apply only on distributions to Tokenholders or to all distributions to equity holders and Tokenholders. If all, tell us how the terms and provisions of the INX Token Purchase Agreement apply in liquidation scenarios; and

Response: Under the terms and provisions of the modified INX Token Purchase Agreement, the Company covenants that it will not make distributions that are not made from Distributable Profit, which definition excludes any profits or losses arising from the fair value adjustment of INX Token and derivative liabilities. This covenant not to make distributions will cover distributions made to any equity holders, and is not limited to distributions made to holders of INX Tokens, provided that these limitations on distributions will not affect distributions made following a dissolution of the Company and during the winding up of the Company’s affairs.

In response to the Staff’s comment, we have revised the form of INX Token Purchase Agreement attached as Exhibit 4.1 to the F-1 to include the following provision.

6)	Distribution. Except for distributions made following a dissolution of the Company and during the winding up of the Company’s affairs, the Company will not declare, pay or make any dividend or distribution on any equity interests of the Company (other than dividends or distributions payable in its stock, or split-ups or reclassifications of its stock) or apply any of its funds, property or assets to the purchase, redemption or other retirement of any equity interest, or the retirement of any options to purchase or acquire any equity interest of the Company, except for distributions made from the Company’s Distributable Profit. For purposes of this Section 4.3, “Distributable Profit” shall mean income and profits arising from the operations of the company. For the avoidance of doubt, Distributable Profit shall include neither (i) the proceeds of an Initial Sale (as that term is defined in Section 5(b) of Exhibit B hereof) nor (ii) any profits or losses arising from the fair value adjustment of INX Token and derivative liabilities.

●	In addition, please provide similar information for any other material modifications to the INX Token Purchase Agreement and revise your disclosure to include a discussion all material changes made to the latest INX Token Purchase Agreement and INX Token rights in the relevant section of the filing (e.g. Participation Right and Adjusted Operating Cash Flow on page 99). Finally, please clarify for us when the amended INX Token Purchase Agreement was executed and tell us when the above mentioned modifications became effective.

Response: In response to the Staff’s comment, we have revised the “Description of INX Tokens” section of the Form F-1 (starting on page 96) to include additional disclosure regarding all material changes made to the latest INX Token Purchase Agreement and rights associated with the INX Tokens.

The INX Token Purchase Agreement remains a form purchase agreement that is intended to be used during this offering. This form agreement has not been executed and no sales of INX Tokens have been made under this form of the INX Token Purchase Agreement.

5.	It appears you have entered into an amendment to the INX Token Purchase Agreement such that company is required to operate a bona fide trading platform. Please clarify for us whether you consider this revision to the agreement to be a substantive change to the original agreement or a clarification of what you believed to already be contractually required. Additionally, please explain to us how this impacts the company’s obligations under the INX Token Purchase Agreement including whether the company is able to satisfy any requirement to operate a crypto exchange platform by leveraging open source software or licensing a platform from a vendor.

Response: As noted above, the form agreement has not been executed and no sales of INX Tokens have been made under this form of the INX Token Purchase Agreement. We believe that the modifications to the language of the form INX Token Purchase Agreement clarify, without substantively changing, what was previously required under the prior draft of the INX Token Purchase Agreement.

We understand the requirement to operate a bona fide trading platform as a requirement that the Company in good faith establish a trading platform that functions as a trading platform for cryptocurrencies and that may generate revenues for the Company. As long as these conditions are met, the Company may satisfy the requirement to operate a cryptocurrency trading platform by leveraging open source software or licensing a platform from a vendor.

Description of INX Tokens

Technical Features of the INX Token, page 95

6.	We note your revisions in response to comment 28 related to the new “lock function” or “lock-up” feature. Please revise to disclose the party responsible for activating and or disarming the lock function, the circumstances in which the lock function may be activated, materially describe the “specified time” or “lock-up period” for which the digital wallet and/or all INX Tokens would be locked, and the notice, if any, that would be provided to investors both in advance of and following such a lock.

Response: In response to the Staff’s comment, we have revised our disclosure on page 97 of “Description of INX Tokens – Technical Features of the INX Token” section to clarify two separate functions of the INX Token that allow the Company to freeze certain digital wallets from transferring or receiving INX Tokens or lock-up a specified number of INX Tokens held in a specified digital wallet.

We have added disclosure that the Whitelist Database contains a Boolean flag for each address that allows the Company to program the smart contract to reject automatically any digital wallet address from participating in transfers of INX Tokens, notwithstanding the listing of such address in the Whitelist Database. We have further added disclosure that the timed lock-up feature may be activated or disarmed by the owner of the smart contract, i.e., the Company, for the purpose of automating contractual time-based lock-up or vesting periods. It is intended that such “specified time” or “lock-up period” will coincide with the contractual obligations of a lock-up or vesting arrangement.

We have also revised our disclosure on page 97 of “Description of INX Tokens – Technical Features of the INX Token” section and page 98 of “Description of INX Tokens – KYC/AML Requirements and the Whitelist Database” section to disclose that when appropriate and permitted by law, we will provide INX Token holders with notice prior to freezing their wallet address by sending an email to the email address on record for such holder.

KYC/AML Requirements and the Whitelist Database, page 96

7.	We note your revision on page 97 that you “will take appropriate action, including, but not limited to, voiding transfers of the INX Tokens related to the suspicious wallet addresses” in the event you detect suspicious transfers or non-compliance to KYC/AML regulation. Please tell us and revise to describe how these transfers will be voided and how this complies with your disclosure on page 56 that there “are no known methods for changing a blockchain once it has been written.”

Response: In response to the Staff’s comment, we have revised our disclosure on page 98 of the “Description of INX Tokens – KYC/AML Requirements and the Whitelist Database” section of the Form F-1 to clarify that if we detect suspicious patterns or non-compliance to KYC/AML regulations, we will take appropriate action, including, but not limited to, freezing transfers of INX Tokens to or from the suspicious wallet addresses and notifying the appropriate regulators and laws enforcement agencies.

Participation Right in Adjusted Operating Cash Flow

Calculation of Participation Right in Adjusted Operating Cash Flow, page 100

8.	We note your revision in response to comment 31 regarding disclosures about the participation right in Adjusted Operating Cash Flow. Please address the following by revising the textual or graphical presentations as follows:

●	Revise your graphical presentation on page 100 to better distinguish between your references to December 31, which appear to refer to December 31 on different years. Also clarify the relevance of the January 1 date, since we understand that the Adjusted Operating Cash Flow is calculated as of December 31 of each year.

In response to the Staff’s comment, we have revised the graphic on page 101 of the “Description of INX Tokens - Participation Right in Adjusted Operating Cash Flow” section of the Form F-1 to represent the calculation of the pro rata participation right in the Company’s Adjusted Operating Cash Flow that would be made on April 30, 20X2 based on the Company’s cumulative Adjusted Operating Cash Flow as of December 31, 20X1. We have clarified that the Company’s cumulative Adjusted Operating Cash flow as of December 31, 20X0 would be the starting point for such a calculation.

●	Clarify, if true, that the starting point for your calculation shown on page 100 is cash flow from operating activities, consistent with disclosure on page 99, and not Adjusted Operating Cash Flow.

As disclosed on page 100 of the “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section, an INX Token holder’s participation right to the Company’s Adjusted Operating Cash Flow is based on the Company’s cumulative Adjusted Operating Cash Flow net of cash flows which have already formed a basis for a prior distribution. Therefore, we believe that the starting point for the calculation of the Company’s cumulative Adjusted Operating Cash Flow at the end of a given year would be the Company’s cumulative Adjusted Operating Cash Flow at the beginning of that year.

●	Clarify why you subtract proceeds from “Initial Sales” of INX tokens, but add proceeds from the issuance of INX Tokens to cumulative operating cash flow, and discuss the circumstances under which you would be issuing INX Tokens other than in “Initial Sales.”

We provide a definition of an “Initial Sale” on page 100 of the “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section, stating that an “initial sale” refers to the first sale and transfer of the respective INX Token by the Company to an initial purchaser. We view Initial Sales as sales of INX Tokens for capital raising purposes and therefore we do not consider their issuance to be a part of our business operations.

INX Services or another Company subsidiary may also receive INX Tokens as payment for transaction fees on the INX Securities trading platform. Because these tokens were used as payment for our services, we do not view the reissuance of these INX Tokens as capital raising, but rather as a part of our business operations.

The Company will maintain separate wallets for (i) INX Tokens created but not previously issued (INX Tokens that may be issued in an Initial Sale), and (ii) INX Tokens which may be received by INX Services as payment for transaction fees (the resale of which will not constitute and Initial Sale).

●	Clarify whether the number of tokens that will be shown as outstanding on Etherscan or your website will be the same as the number that are to be deemed outstanding for purposes of the distribution. For example, disclose whether this number of shares will have been reduced by INX Tokens used for transaction fees that are held in INX Service’s digital wallet.

In response to the Staff’s comment, we have revised our disclosure on page 100 of the “Description of INX Tokens - Participation Right in Adjusted Operating Cash Flow” section of the Form F-1 to clarify that the Company will publicly display the number of INX Tokens deemed to be outstanding via the Company website. As disclosed in the graphic on page 101, the number of INX Tokens that are deemed to be outstanding will not include (i) INX Tokens held in the Company’s wallet (i.e., INX Tokens that have never been issued); and (ii) INX Tokens held in the INX Services’ or another subsidiary’s wallet (i.e., INX Tokens that were issued and then used as payment for transaction fees).

We have also clarified that an Ethereum network block explorer, such as Etherscan, will allow public access to the wallet addresses of all digital wallets holding INX Tokens and the amount of INX Tokens held in each wallet.

●	Disclose how you will inform Token holders of the amount of the adjustments you make to cash flow from operations, as disclosed in your audited financial statements, with respect to each distribution so that they can verify the amount of the distribution that they are entitled to receive.

Response: In response to the Staff’s comment, we have revised our disclosure on page 100 of the “Description of INX Tokens - Participation Right in Adjusted Operating Cash Flow” section of the Form F-1 to clarify that the Company will issue a press release each year shortly after March 31 providing for the calculation of the annual amount of the Company’s Adjusted Operating Cash Flow that is distributable on a pro rata basis to each INX Token.

Plan of Distribution

Onboarding and Requests to Purchase INX Tokens

Rejections of a Purchase Request, page 108

9.	We note your response to comment 36, however, you do not appear to have disclosed that “a purchaser will be granted one hour to execute the purchase agreement prior to its expiration.” Please revise your disclosure, here or under “Submitting a Purchase Request” to disclose when a purchaser must execute a purchase agreement in order for it to be timely, and that unexecuted purchase agreements will expire automatically at 12:00 a.m. (GMT) each day when a new BTC/USD and ETH/USD exchange rate is determined. Please also clarify whether unexecuted purchase agreements to be paid in U.S. Dollars will expire at 12:00 a.m. when new exchange rates are determined. Please also clarify that potential investors may not submit payment in the form of bitcoin or ether until after the $5,000,000 minimum offering requirement has been met.

Response: In response to the Staff’s comment, we have revised our disclosure on page 109 of the “Plan of Distribution - Onboarding and Requests to Purchase INX Tokens - Submitting a Purchase Request” section of the Form F-1 to specify that once a potential investor is prompted to confirm their purchase information, such purchaser will have one hour to execute the purchase agreement prior to its expiration. In addition, we disclose that all unexecuted purchase agreements will expire automatically at 12:00 a.m. (GMT) each day. We have further reiterated here that payment in bitcoin or ether will only become available after the proceeds from this offering exceed the Company’s minimum offering requirement of $5,000,000.

Minimum Offering Requirement, Initial Closing and Subsequent Closings; Escrow Account, page 109

10.	We note your response to comment 38 that after your initial closing, you “plan to either accept or reject purchase orders on a rolling basis within 24 hours of receiving an executed purchase agreement with payment.” Please make conforming revisions to your prospectus regarding the amount of time you will take to review executed and funded purchase agreements.

Response: In response to the Staff’s comment, we have revised our disclosure on page 110 of the “Plan of Distribution - Onboarding and Requests to Purchase INX Tokens - Rejection of a Purchase Request” section of the Form F-1 to specify that we plan to either accept or reject purchase orders on a rolling basis within one business day of receiving an executed purchase agreement with payment.

Suitability Standards, page 113

11.	We note that you have added this section to describe special investor suitability standards for certain states. Please ensure that you describe all of the material provisions of the suitability standards to which you refer and address how these interact with your obligations under the federal securities laws.

Response: In response to the Staff’s comment, we have revised our disclosure on page 115 of the “Suitability Standards” section of the Form F-1 to describe all of the material provisions of the suitability standards as we know them today. We will ensure that this section continues to include descriptions of all of the material provisions of such standards.

Notes to the Financial Statements

Note 3: Token Liability, page F-16

12.	We read your response to comment 39. Based on the information provided, we do not believe you have sufficiently supported your assumption that the possibility for allocations of assets outside of an 80/20 split would not have a material effect on how a market participant would determine the fair value of the INX Tokens. Please provide additional persuasive evidence supporting a view that any allocation of distributable assets outside of an 80/20 split would not materially affect the price a market participant would pay for the tokens. Your response should clearly consider the differences in the legal and contractual rights to the net assets of the company between the common shares and token holders, including dividend and liquidation rights discussed in previous correspondence, and how the results of considering those legal and contractual differences under various scenarios relate to the measurements of fair value recorded in your financial statements.

Response: In response to this comment and prior Staff comments regarding the fair valuation determination of the INX Tokens, we initially note that we have reconsidered where the INX Tokens fall within the three levels of the fair value hierarchy based on the assumptions and other inputs used in determining fair value. After this reconsideration, we have determined that our valuation methodology is dependent upon significant management assumptions and inputs that cannot be derived from unobservable market data. Therefore, the level in the fair value hierarchy is level 3. We have revised our disclosure on page F-16 of the “Notes to Consolidated Financial Statements” section of the Form F-1 to reflect this change and made conforming disclosure throughout the Form F-1, including additional disclosures required under IFRS 13 for Level 3 of the fair value hierarchy, to incorporate this change.

In further response to the Staff’s comment, we acknowledge that, in addition to distributions made by the Company out of distributable profits, assets of the Company may be distributed to the shareholders and token holders upon the occurrence of a dissolution of the Company. As of December 31, 2018, upon the occurrence of a dissolution event, the INX Token holders would have a right to claim damages against the Company and such claims would be senior to the claims of the Company’s shareholders. Once the damages for such claims are determined and paid out, the residual cash remaining with the Company after distributions to token holders and payment of other liabilities will be distributed to the shareholders.

We performed the following analysis to estimate the value of the rights of the shareholders and INX Token holders in respect of the Cash Fund and the residual cash under different scenarios involving dissolution.

Assumptions:

1.	The various scenarios were developed by the Company based on an estimate of the probability of different amounts of cash to be raised in the offering. As of December 31, 2018, the market for token offerings had contracted and token offerings were not raising large sums. Therefore, it is assumed in the various scenarios that as the amount of the expected proceeds of the offering increases, the probability of raising those proceeds decreases (ranging from 6% probability for expected proceeds of $65 million to 1% for expected proceeds of $130 million).

2.	As of December 31, 2018, the Cash Fund will be created as a result of allocating 80% of the net proceeds of the offering in excess of $18 million to the Cash Fund.

3.	As of December 31, 2018, the SEC had increased enforcement actions against unregistered token offerings and had not yet cleared the registration of any token offerings; thus the aggregate probability of receiving SEC approval for the offering under the various scenarios was approximately 29%.

4.	The probability of a dissolution of the Company after a successful offering depends upon (i) the amount of funds that are raised in the offering, (ii) the Company’s ability to develop and operate the trading platform and (iii) the Company’s ability to register with or obtain appropriate licenses from regulatory authorities, including state money transmitter authorities, FINRA, SEC, CFTC, etc. The Company assumes that the factor having a significant impact on the probability of a dissolution after a successful offering is the variability in the amount of cash raised in the offering. Accordingly, as of December 31, 2018, the probability of a dissolution of the Company ranges between 5% and 1% depending on the amount of the cash raised in the offering.

5.	Based on the Company’s budget for the three year period ending December 31, 2021, the Company estimates that the cumulative net cash outflow for operations will be approximately $21.4 million.

6.	From Bitcoin’s creation in 2009 until March 2015, one research study has shown that 33% of all bitcoin trading platforms operational during that period were hacked;[1] thus, it is assumed that after a successful offering and the Company has developed an operating trading platform, there is a 67% probability that the Company’s trading platform will not be hacked, and therefore the Cash Fund will not be used to reimburse customers.

7.	The Company will not hold blockchain assets valued at more than $10 million in a “hot wallet,” i.e. a wallet that is connected to the internet, and the Company will hold the remaining blockchain assets in a “cold wallet,” i.e., a wallet that is not connected to the internet.

8.	Hackers are more likely to target and successfully hack and steal blockchain assets from hot wallets; it is assumed that the probability of a hack increases as additional blockchain assets are held in a hot wallet. Therefore, the probability of hacking increases from 1% to 5.8% as the amount assumed to be held in hot wallets increases from $1 million to $10 million.

9.	Because a “cold wallet” is not accessible by the internet, the probability that a cold wallet is successfully hacked and blockchain assets are stolen is very low. In addition, the cold wallet will contain security features including the involvement of multiple individuals required to authorize fund transfers, time delays for movement of funds, and other safety features that will prevent hacking and further reduce the probability of a hack and loss of blockchain assets held in the cold wallet. Thus, the likelihood of successfully hacking a cold wallet was estimated at 0.05%.

10.	It is assumed that upon dissolution due to failure to develop and operate a trading platform, any residual assets other than cash (such as intellectual property, etc.) will have a de minimis value.

[1]	https://www.reuters.com/article/us-bitcoin-cyber-analysis-idUSKCN11411T

The probability- weighted amount of the Cash Fund available for distribution under the different scenarios is presented in Table 1.

Table 1:

Cash raised in Offering	SEC does not clear the registration of the offering	SEC clears the registration of the offering, but the Company doesn’t succeed in raising the minimum offering requirement of $5,000,000	$65,000,000	$91,000,000	$130,000,000
Probability of scenario (see assumptions 1and 3)	71%	20%	6%	2%	1%
Cash Fund: The size of the Cash Fund under each scenario (see assumption 2)	-	-	$37,600,000	$58,400,000	$89,600,000
Used: The Weighted average amount of cash that the Company will use from the Cash Fund (see table 2)			($2,432,000)	($2,432,000)	($2,432,000)
Balance: The amount of the Cash Fund under each scenario after the deduction of the cash that was used by the Company	-	-	$35,168,000	$55,968,000	$87,168,000
Probability that the Company will be in dissolution (see assumption 4)	-	-	5%	2.5%	1%
The future probability- weighted amount of the Cash Fund			105,504	27,984	8,717
The present value of the Cash Fund available for distribution to Token holders (*)			$102,971	$27,312	$8,508	Total $138,791

(*)	The weighted average value of the Cash Fund was discounted using a 3-year risk free interest rate since all other risks are taken into account in the probabilities assigned to the various assumptions.

The weighted average amount of cash that the Company will use from the Cash Fund is presented in Table 2.

Table 2: see assumptions 6, 7, 8 and 9

Probability	Amount of money that the Company will use from the cash fund (in $M)	Weighted Average Amount ($M)
67.00%	0	0.0000
1.00%	1	0.0100
1.50%	2	0.0300
2.00%	3	0.0600
2.50%	4	0.1000
3.00%	5	0.1500
3.50%	6	0.2100
4.00%	7	0.2800
4.50%	8	0.3600
4.80%	9	0.4320
5.80%	10	0.5800
0.05%	20	0.0100
0.05%	30	0.0150
0.05%	40	0.0200
0.05%	50	0.0250
0.05%	60	0.0300
0.05%	70	0.0350
0.05%	80	0.0400
0.05%	90	0.0450
Total in $		$2,432,000

As of December 31,2018, the probability- weighted effect on the incremental value of the INX Token as a result of the distribution of the Cash Fund upon dissolution is presented in Table 3.

Table 3:

Value of the Cash Fund available for distribution to Token holders- see table 1	$138,791
No. of tokens	153,731,952
Value per token	$0.0009

The probability- weighted amount of residual cash available for distribution under the different scenarios is presented in Table 4:

Table 4:

Cash raised in Offering	SEC does not clear the registration of the offering	SEC clears the registration of the offering, but the Company doesn’t succeed in raising the minimum offering requirement of $5,000,000	$65,000,000	$91,000,000	$130,000,000
Probability of scenario (see assumptions 1 and 3)	71%	20%	6%	2%	1%
Cash Fund: The size of the Cash Fund under each scenario (see assumption 2)	-	-	$37,600,000	$58,400,000	$89,600,000
Used: The Weighted average amount of cash that the Company will use from the cash fund (see table 2)			($2,432,000)	($2,432,000)	($2,432,000)
Balance: The amount of the Cash Fund under each scenario after the deduction of the cash that was used by the Company	-	-	$35,168,000	$55,968,000	$87,168,000
Used: The Company’s cumulative net cash outflow for the 3 year period ending December 31, 2021 (see assumption 5)			($21,408,030)	($21,408,030)	($21,408,030)
Balance: The Value of the Residual Cash under each scenario after the deduction of the Cash Fund and the Company’s net cash outflow as of December 31, 2021			8,423,970	13,623,970	21,423,970
Probability that the Company will be in dissolution (see assumption 4)	-	-	5%	2.5%	1%
Future probability- weighted amount of the Residual Cash			25,272	6,812	2,142
The present value of the Residual Cash available for distribution (*)			24,665	6,648	2,091	Total $33,405

(*)	The weighted average value of the Residual Cash was discounted using a 3-year risk free interest rate since all other risks are taken into account in the probabilities assigned to the various assumptions.

The following table presents the effect of incremental value as a result of the Residual Cash on the value per token:

Table 5: Scenario 1: All the Residual Cash will be distributed to the shareholders:

Value of the Residual Cash	$33,405
No. of tokens	153,731,952
Value per token	$0.000217

According to scenario 1 the tokens holders will lose $0.000217 per token.

Table 5: Scenario 2: All the Residual Cash will be distributed to the token holders:

Value of the Residual Cash	$33,405
No. of tokens	153,731,952
Value per token	$0.000217

According to Scenario 2, the tokens holders will gain $0.000217 per token.

Conclusion:

Because the impact of potential distributions of the Cash Fund and the Residual Cash on the value of the shares and tokens is immaterial as shown in Tables 3 and 5, we believe that a market participant would not take these potential distributions into account when considering the fair market value of a token or a share as part of his investment decision making process.

Your response should also include addressing the following matters:

●	Analyze whether the changes made to the token terms and conditions clarify the provisions that already existed (and therefore considered in your historical valuations) or whether they modified the instruments, including whether and how this would impact the tokens’ valuation pursuant to IFRS 13.

Response: As an initial matter, we note that our valuation analysis provided in our prior responses which forms the basis of the fair value of INX Tokens and derivative liabilities included in our consolidated financial statements does not consider the most recent modifications to our INX Token Purchase Agreement because such terms were not in effect as of December 31, 2018 and will be applied prospectively only.

As stated in our response to your Comments #4 and #5, the modifications to the INX Token Purchase Agreement that clarify, without substantively changing, the rights of the INX Token holders are those that relate to (1) the prohibition of distributions not made from Distributable Profit and (2) the exclusion of any profits or losses arising from the fair value adjustment of INX Token and derivative liabilities from the definition of Distributable Profit and (3) the addition of the terms “bona fide” with regard to triggering a token holders right to the Cash Fund upon the Company’s failure to operate a trading platform that permits the spot trading of Bitcoin and Ethereum by December 31, 2021. Thus, these modifications would not change our valuation analysis.

In addition to these modifications, the INX Token Purchase Agreement was also modified to increase the percentage of the Company’s Adjusted Operating Cash Flow that is distributed to holders of INX Tokens from 20% to 40% and that the first distribution with respect to the cumulative Adjusted Operating Cash Flow will be paid, if at all, on April 30, 2021, and calculated as of December 31, 2020. As a result of this change, the amount of the INX Token liability as measured immediately prior to the change will increase to approximately double its amount, and the resulting increase will be recorded as a financial expense (unrealized loss).

●	Explain the company’s view regarding the appropriate allocation of cash in a liquidation event (i.e., scenario 2 within your response to comment 39). We note your previous response regarding the uncertainty in liquidation proceedings; however, we would expect the company to have a view regarding what rights the token holders would have in a liquidation scenario. Please consider both scenarios where the token holders would have a claim that the company breached a provision of the token arrangement and where the token holders would not have a claim that the company had any breach.

Response: The INX Token holders will have a claim against the Company if (i) the Company permanently discontinues all the activities of INX Solutions and there is no successor conducting a substantially similar business that assumes the obligations of the Company with regard to the INX Tokens and (ii) an “Insolvency Event” occurs. This breach (caused by a permanent discontinuance followed by an Insolvency Event) will create a claim in favor of INX Token Holders that may be asserted by INX Token holders against the Company in any proceeding arising from such Insolvency Event. There are various factors which a court could take into account to determine the value of such a claim, including the value paid for the INX Token, the value of the INX Token at the time of dissolution, the value that the token holder would have received if the INX Token were used on the INX trading platform, any benefits (i.e., trading discounts) that the token holder may have received as a result of owning the INX Token, and any distributions that may have been paid to the token holder with respect to the INX Token. The Company’s view is that an INX Token Holder who purchased tokens in the proposed offering and received no benefits or distributions would have a claim equal to the price paid for such tokens, but there is no assurance that a court or other tribunal would come to a similar conclusion.

Under the current draft of the INX Token Purchase Agreement, the Company may also undertake (i) a sale of all or substantially all of the assets of the Company; (ii) any person or entity becomes the beneficial owner, directly or indirectly, of more than 50% of the outstanding voting interests of the Company; or (iii) a merger, consolidation, recapitalization or reorganization of the Company with or into any person or entity pursuant to which the shareholders of the Company immediately prior to such transaction own less than 50% of the outstanding voting interests of the resulting entity or its parent company. In such scenarios, the INX Token holders are entitled to receive a pro rata portion of the Cash Fund.

●	Explain why a market participant would disregard a liquidation waterfall when valuing the tokens (i.e., scenario 2 within your response to question 39).

Response: As discussed in our analysis above, when valuing the INX Token vis a vis the Company’s Ordinary shares, a market participant would likely disregard the liquidation waterfall because the value that is derived from such waterfall is minimal.

We note the statement in your response that the company has caused ordinary shareholders who hold approximately 78% of outstanding share capital to enter into an agreement to subordinate their rights to receive any distributions and payments to INX Token holders. Please clarify for us when these agreements were executed. Additionally, please tell us whether the remaining 22% of shareholders have similarly subordinated their rights to receive distributions.

Response: Collectively, the Company has received executed subordination agreements from shareholders holding approximately 78% of the outstanding share capital of the Company. 23 of the 28 executed subordination agreements were executed in July 2018. The remaining 5 subordination agreements were executed upon the issuance of new shares to shareholders in September 2018 and January 2019. The remaining shareholders have not executed similar subordination agreements.

Exhibit Index

Exhibit 4.1 – Form of INX Token Purchase Agreement

13.	We note your revision to Section 7.2 of the Form of INX Token Purchase Agreement in response to comment 42. Please make conforming revisions to Section 7.3 or confirm that the disclaimer in Section 7.3 does not constitute a waiver of any right under the federal securities laws, as originally requested.

Response: In response to the Staff’s comment, we have made conforming revisions to Section 7.3 of the Form of INX Token Purchase Agreement.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer